UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10 )*

Dune Energy, Inc
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
265338509
(CUSIP Number)
David Kelly, Esq.
UBS AG
677 Washington Blvd
Stamford CT 06901
203-719-3000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 02, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	265338509

1	NAMES OF REPORTING PERSONS UBS AG directly and on behalf of certain subsidiaries

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland

	7	SOLE VOTING POWER

NUMBER OF		11,709,183[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,709,183[1]

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,709,183[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.83%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

BK
1   The number of Common Shares beneficially owned is reported as of March 2, 2011, and consists of 10,950,513 Common Shares underlying 10% Senior Redeemable Convertible Preferred Stock (the “Preferred Stock”) and 758,670 Common Shares. As of March 2, 2011, each share of Preferred Stock converts into 114.29 Common. This amendment is being filed because of an increase in UBS AG’s beneficial ownership due solely to a Preferred Stock dividend.
2.   This percentage is calculated as of March 2, 2011 pursuant to rule 13(d)(1)(i) and is based upon 40,343,892 Common Shares outstanding as of November 5, 2010 (as reported in Issuer’s 10-Q filed November 10, 2010).

Item 1. Security and Issuer
The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the “Common Shares”), of Dune Energy, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at Two Shell Plaza, 777 Walker Street, Suite 2300, Houston, Texas 77002.
Item 2. Identity and Background
(a) — (c) This Schedule 13D is being filed on behalf of UBS AG (the “Reporting Person”). UBS AG’s principal business offices are located at:
Bahnhofstrasse 45
CH-8001
Zurich, Switzerland
and
Aeschenvorstadt 1
CH-4051
Basel, Switzerland
UBS AG is a major international banking and financial firm. UBS AG, a Swiss banking corporation, is publicly owned, and its shares are listed on the Zurich and New York exchanges. UBS Securities LLC is a wholly owned subsidiary of UBS AG. Like most securities firms, UBS Securities LLC is, and has been, a defendant in numerous legal actions brought by private plaintiffs relating to its securities business that allege various violations of federal and state securities laws. UBS AG files annual reports on Form 20-F with the SEC, and also files quarterly reports and certain other material information with the SEC under cover of Form 6-K. These reports are publicly available. These reports include material information about UBS Securities LLC matters, including information about any material litigation or administrative proceedings.
Further, UBS AG, UBS Securities LLC and other affiliated entities, like most large, full service investment banks and broker-dealers, receive inquiries and are sometimes involved in investigations by the Federal Reserve Bank, SEC, NYSE and various other regulatory organizations and government agencies. UBS AG and its affiliates and subsidiaries fully cooperate with the authorities in all such requests. UBS Securities LLC regularly reports to the Financial Industry Regulatory Authority, Inc on form B-D and to the SEC on the Schedule E to Form ADV investigations that result in orders. These reports are publicly available.

(d) — (e) During the last five years, the Reporting Person, nor to the best of the Reporting Person’s knowledge, any of the executive officers has not (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws, except as follows:
Municipal Bonds: In November 2006, UBS and others received subpoenas from the Antitrust Division of the US Department of Justice (DOJ) and the US Securities and Exchange Commission (SEC) seeking information relating to the investment of proceeds of municipal bond issuances and associated derivative transactions. In addition, various state Attorneys General have issued subpoenas seeking similar information. The investigations are ongoing, and UBS is cooperating. Several putative class actions also have been filed in Federal District Courts against UBS AG and numerous other firms. In the SEC investigation, on 4 February 2008, UBS received a “Wells notice” advising that the SEC staff is considering recommending that the SEC bring a civil action against UBS in connection with the bidding of various financial instruments associated with municipal securities. In December 2010, three former UBS employees were indicted in connection with the Federal criminal antitrust investigation. Discussions with the SEC, DOJ and a number of state Attorneys General are ongoing.
Auction Rate Securities: UBS was the subject of an SEC investigation and state regulatory actions relating to the marketing and sale of auction rate securities (ARS) to clients, and to UBS’s role and participation in ARS auctions and underwriting of ARS. UBS was also named in several putative class actions and individual civil suits and arbitrations. The regulatory actions and investigations and the civil proceedings followed the disruption in the markets for these securities and related auction failures since mid-February 2008. At the end of 2008 UBS entered into settlements with the SEC, the New York Attorney General (NYAG) and the Massachusetts Securities Division whereby UBS agreed to offer to buy back ARS from eligible customers within certain time periods, the last of which began on 30 June 2010, and to pay penalties of USD 150 million (USD 75 million to the NYAG, USD 75 million to the other states). UBS’s settlement is largely in line with similar industry regulatory settlements. UBS has settled with the majority of states and is continuing to finalize settlements with the rest. The SEC continues to investigate individuals affiliated with UBS regarding the trading in ARS and disclosures. During the third quarter of 2010, a claimant alleging consequential damages from the illiquidity of ARS was awarded approximately USD 80 million by an arbitration panel and UBS has booked a provision of CHF 78 million relating to the case. UBS moved in state court to vacate the award and oral argument was heard on that motion in December 2010.
Inquiries Regarding Cross-Border Wealth Management Businesses: Following the disclosure and the settlement of the US cross-border matter tax and regulatory authorities in a number of countries have made inquiries and served requests for information located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. UBS is cooperating with these requests within the limits of financial privacy obligations under Swiss and other applicable laws.
Matters Related to the Credit Crisis: UBS is responding to a number of governmental inquiries and investigations and is involved in a number of litigations, arbitrations and disputes related to the credit crisis and in particular mortgage-related securities and other structured transactions and derivatives. These matters concern, among other things, UBS’s valuations, accounting classifications, disclosures, writedowns, contractual obligations and interactions with rating agencies, as well as its role as underwriter in securities offerings for other issuers. In particular, UBS has communicated with and has responded to inquiries by various governmental and regulatory authorities, including the Swiss Financial Market Supervisory Authority (FINMA), the UK Financial Services Authority (FSA), the SEC, the US Financial Industry Regulatory Authority (FINRA), the Financial Crisis Inquiry Commission (FCIC), the New York Attorney General, and the US Department of Justice, regarding some of these issues and others, including: the role of internal control units; the risk control, valuation, structuring and marketing of mortgage-related instruments; and compliance with public disclosure rules.
Lehman Principal Protection Notes: From March 2007 through September 2008, UBS sold approximately USD 1 billion face amount of structured notes issued by Lehman Brothers Holdings Inc. (“Lehman”), a majority of which were referred to as “principal protection notes,” reflecting the fact that while the notes’ return was in some manner linked to market indices or other measures, some or all of the investor’s principal was an unconditional obligation of Lehman as issuer of the note. UBS has been named along with other defendants in a putative class action alleging materially misleading statements and omissions in the prospectuses relating to these notes and asserting claims under

US securities laws. UBS has also been named in numerous individual civil suits and customer arbitrations (some of which have resulted in settlements or adverse judgments), was named in a proceeding brought by the New Hampshire Bureau of Securities, and is responding to investigations by other state regulators and FINRA relating to the sale of these notes to UBS customers. The customer litigations and regulatory investigations relate to whether UBS adequately disclosed the risks of these notes to its customers.
Claims Related to Sales of RMBS and Mortgages: From 2002 through about 2007, UBS was a substantial underwriter and issuer of US residential mortgage-backed securities (RMBS). UBS has been named as a defendant relating to its role as underwriter and issuer of RMBS in more than 20 lawsuits relating to at least USD 39 billion in original face amount of RMBS underwritten or issued by UBS. Most of the lawsuits are in their early stages. Many have not advanced beyond the motion to dismiss phase; some are in the early stages of discovery. In connection with certain of the lawsuits, UBS expects to be indemnified against any loss or liability by third-party issuers. UBS is also named as a defendant in litigation by insurers of RMBS seeking recovery of insurance paid to RMBS investors. These insurers allege that UBS and other RMBS underwriters aided and abetted misrepresentations and fraud by RMBS issuers, and claim equitable and contractual subrogation rights. UBS has also been contacted by certain government-sponsored enterprises requesting that UBS repurchase securities issued in UBS-sponsored RMBS offerings.
As described under “Note 15 Other contingent liabilities”, UBS also has contractual obligations to repurchase US residential mortgage loans as to which its representations made at the time of transfer prove to have been materially inaccurate. Contested loan repurchase demands relating to loans with an initial principal balance of USD 30 million are the subject of litigation.
Claims Related to UBS Disclosure: A putative consolidated class action has been filed in the United States District Court for the Southern District of New York against UBS, a number of current and former directors and senior officers and certain banks that underwrote UBS’s May 2008 Rights Offering (including UBS Securities LLC) alleging violation of the US securities laws in connection with the firm’s disclosures relating to its positions and losses in mortgage-related securities, its positions and losses in auction rate securities, and its US cross-border business. Defendants have moved to dismiss the complaint for failure to state a claim. UBS, a number of senior officers and employees and various UBS committees have also been sued in a putative consolidated class action brought on behalf of current and former participants in two UBS Employee Retirement Income Security Act (ERISA) retirement plans in which there were purchases of UBS stock. Defendants have moved to dismiss the ERISA complaint for failure to state a claim.
Madoff: In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including FINMA and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law substantially all assets of which were with BMIS, as well as certain funds established under offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. Between February and May 2009 UBS (Luxembourg) SA responded to criticisms made by the CSSF in relation to its responsibilities as custodian bank and demonstrated to the satisfaction of the CSSF that it has the infrastructure and internal organization in place in accordance with professional standards applicable to custodian banks in Luxembourg. In December 2009 and March 2010 the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals have been filed against the March 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In the US, the BMIS Trustee has filed claims against UBS entities, amongst others, in relation to the two Luxembourg funds and one of the offshore funds. A claim was filed in November 2010 against 23 defendants including UBS entities, the Luxembourg and offshore funds concerned and various individuals, including current and former UBS employees. The total amount claimed against all defendants is no less than USD 2 billion. A second claim was filed in December 2010 against 16 defendants including UBS entities and the Luxembourg fund concerned. The total amount claimed against all defendants is not less than USD 555 million. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. To date one claim has been filed.

HSH Nordbank AG (HSH): HSH has filed an action against UBS in New York State court relating to USD 500 million of notes acquired by HSH in a synthetic collateralized debt obligation (CDO) transaction known as North Street Referenced Linked Notes, 2002-4 Limited (NS4). The notes were linked through a credit default swap between the NS4 issuer and UBS to a reference pool of corporate bonds and asset-backed securities. HSH alleges that UBS knowingly misrepresented the risk in the transaction, sold HSH notes with “embedded losses”, and improperly profited at HSH’s expense by mis-using its right to substitute assets in the reference pool within specified parameters. HSH is seeking USD 500 million in compensatory damages plus pre-judgment interest. The case was initially filed in 2008. Following orders issued in 2008 and 2009, in which the court dismissed most of HSH’s claims and its punitive damages demand and later partially denied a motion to dismiss certain repleaded claims, the claims remaining in the case are for fraud, breach of contract and breach of the implied covenant of good faith and fair dealing. Both sides have appealed the court’s most recent partial dismissal order, and a decision on the appeal is pending.
Puerto Rico Matter: The SEC has been investigating UBS’s secondary market trading and associated disclosures involving shares of closed-end funds managed by UBS Asset Managers of Puerto Rico, principally in 2008 and 2009. In November 2010, the SEC issued a “Wells notice” to two UBS subsidiaries, advising them that the SEC staff is considering whether to recommend that the SEC bring a civil action against them relating to these matters. We believe that the negative financial results, if any, to shareholders of the Funds who traded their shares through UBS during the relevant periods were less than USD 5 million in the aggregate.
Item 3. Source and Amount of Funds or Other Consideration
The source of funds for the purchases of the Preferred Stock (as defined above in Item 1) was internal funds of UBS AG (“UBS”) and the affiliates that purchased the subject securities.
Item 4. Purpose of Transaction
The Preferred Stock was acquired for investment and proprietary trading purposes. UBS intends to review continuously its position with the Issuer. Depending on future evaluations of the business prospects of the Issuer and upon other development, including, but not limited to, general and economic business conditions and stock market conditions, UBS may retain or dispose from time to time of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.
UBS has converted a portion of the Preferred Stock into Common Shares available for sale.
Except as set forth in this Item 4, the reporting person does not have any present plans or proposals that relate to or that would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a) This statement on Schedule 13D is being filed by UBS on behalf of itself and its subsidiaries. The securities being reported on by UBS representing the Common Shares are held directly by UBS Securities LLC.
For purposes of Rule 13d-3, as of March 2, 2011 UBS may be deemed to beneficially own 11,709,183 Common Shares, consisting of 10,950,513 Common Shares underlying Preferred Stock and 758,670 Common Shares, or approximately 22.83% of the outstanding Common Shares.
(b) The Reporting Person has sole voting and dispositive power over all of the Common Shares reported above.
(c) Inapplicable.
(d) Inapplicable.

(e) Inapplicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
To the best knowledge of UBS, except as described under Item 4 above, no contracts, arrangements, understandings or relationship (legal or otherwise) exist between UBS and any other person with respect to the securities of the Issuer
Item 7. Material to be Filed as Exhibits
None.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 4, 2011

By:	/s/ Anthony DeFilippis
Name:	Anthony DeFilippis
Title:	Executive Director

By:	/s/ Gordon Kiesling
Name:	Gordon Kiesling
Title:	Executive Director